SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Tidal Trust V

Address of Principal Business Office:

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

Telephone Number (including area code): (855) 843-2534

Name and Address of Agent for Service of Process:

The Corporation Trust Company

1209 Orange Street

Corporation Trust Center

Wilmington, DE 19801

With Copies to:

John P. Falco

Troutman Pepper Locke LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Milwaukee and the State of Wisconsin on the 21st day of August 2025.

Tidal Trust V

By:	/s/ Eric W. Falkeis
Eric W. Falkeis
President, Principal Executive Officer, and Trustee

Attest:	/s/ Lissa M. Richter
Lissa M. Richter
Secretary